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212-848-4668
212-646-4668 (Fax)

WRITER’S EMAIL ADDRESS:

ngreene@shearman.com

January 30, 2013

Via Email and EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge G II Fund, LLC (the “Company”)
(File Nos.  333-174399 and 811-22561)

Dear Ms. Browning:

This letter responds to comments that you provided on December 31, 2012 to the Company’s POS 8C filing on Form N-2 dated November 16, 2012 (the “Prospectus”).  Below, I identify your comments and offer our responses1.

We have filed today a revised “497” version of the Prospectus and included in our email distribution to you a blackline showing changes made from the November 16, 2012 filing.

I.	General Comments

COMMENT: You requested that we clarify whether or not the Company intends to enter into derivatives transactions. You have specifically highlighted total return swaps and requested that we clarify whether or not the Company intends to enter into total return swaps.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Prospectus.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

RESPONSE:  The Company has not and does not intend to enter directly into derivatives transactions of any kind, including total return swaps.

COMMENT: You have requested that we clarify what, if any, segregation policies the Company has adopted for its treatment of assets subject to derivatives transactions.

RESPONSE:  As the Company has not and does not intend to enter into derivatives transactions, the Company does not maintain a segregation policy relating to assets subject to derivatives transactions.

COMMENT: You have requested that we provide additional disclosure describing the risks of derivatives transactions entered into directly by the Company.

RESPONSE:  The Company has not and does not intend to enter into derivatives transactions. Similarly, SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, which commenced investment operations on January 1, 2003 and is operated with substantially similar investment objectives, policies and strategies to those of the Company, has not historically entered into derivatives transactions. We highlight that the Company’s investments in underlying funds present potential indirect exposure to derivatives, and risk factors alerting investors to such risks have been included in the Prospectus under headings titled “Derivatives,” “Options and Futures,” “Call and Put Options on Securities Indices,” “Warrants and Rights,” “Swap Agreements,” “When-Issued and Forward Commitment Securities,” and “Counterparty Credit Risk.” It is our belief that these risk disclosures accurately and adequately characterize the potential derivatives-related risk that accompanies an investment in the Company.

COMMENT: You have requested that the Company complete certain filings on forms N-CSRS, NSAR-A, N-PX, N-Q, N-CSR, and NSAR-B such that all filings from the date of the Company’s effectiveness are current.

RESPONSE:  As of the date hereof, the Company has made all requested filings.

The Company acknowledges that should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Prospectus have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Prospectus.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Prospectus have been adequately addressed, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosures in the Prospectus.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kimberly Browning

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668 or my colleague Shawn Pelsinger at (212) 848-5242.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

Christopher Hutt (an officer of the Company and the Adviser)
Shawn K. Pelsinger (S&S)